GREEN DRAGON WOOD PRODUCT CORP.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

March 14, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Kevin Stertzel

Re:	Green Dragon Wood Products Corp.
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010
Filed February 22, 2011
File No. 0-53379

Ladies and Gentlemen:

As per the conversation between the Staff of the Securities and Exchange Commission (the “Commission”) and the Company’s outside legal counsel on March 11, 2011, Green Dragon Wood Products Corp. (the “Company”) is currently working on responding to the comments set forth in the Staff’s letter dated February 24, 2011 (the "Comment Letter") relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “2010 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 (the “December 2010 10-Q” and collectively with the 2010 10-K, the “Reports”). The Company is currently working with its outside auditors on responding to the Staff’s comments to finalize and file such amended Reports with the Commission.  The Company’s auditors have indicated that given its current obligations to other clients in connection with their year-end audits, it will not be in a position to review any such responses provided by the Company for a couple weeks.  As a result, the Company believes that it should be in a position to file a response to the Comment Letter with amended Reports by March 24, 2011.

Very truly yours,

/s/ Kwok Leung Lee
Kwok Leung Lee
Chief Executive Officer

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference LLP